SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On December 1, 2003, Irwin Financial Corporation announced its fourth quarter dividend as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued December 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 1, 2003   By: /s/ GREGORY F. EHLINGER
       _____

                                       GREGORY F. EHLINGER
                                       Senior Vice President and Chief
                                       Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued December 1, 2003.

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
<u>FOURTH QUARTER DIVIDEND</u>

(Columbus, IN, December 1, 2003) Irwin Financial Corporation (NYSE: IFC) today announced a dividend of $0.07 per share to be paid on December 26, 2003, to all shareholders of record on December 12, 2003. The dividend rate is a $0.0025 per share or 3.7% increase as compared with the dividend paid in each quarter of 2002.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.